Your Ref: SEC File No. 83-2 Re: Section 11 (a) of the Asian Development Bank – Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

 For the Fiscal quarter ended 30 September 2025

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1)	Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2025 is set out in Appendices A and B.

(2)	Copies of ADB’s regular quarterly financial statements:

ADB’s financial statements for the quarter ended 30 September 2025 have not been approved by the ADB’s Board of Directors but will be provided following approval.

(3)	Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission.

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION	APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE THIRD QUARTER 2025

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

2019_AUDM0042_02_1	22-Aug-25	16-Jan-35	5% AUD FIXED RATE NOTE 25/35	AUD	175,000,000.00
			AUD TOTAL		175,000,000.00

1810_GMTN1507_01_2	3-Jul-25	17-Mar-33	11.5% BRL FIXED RATE DUAL CURRENCY NOTE 25/33	BRL	100,000,000.00
			BRL TOTAL		100,000,000.00

2011_GMTN1702_01_1	8-Aug-25	6-Feb-35	0.5975% CHF FIXED RATE NOTE 25/35	CHF	50,000,000.00
2011_GMTN1702_02_1	25-Sep-25	6-Feb-35	0.5975% CHF FIXED RATE NOTE 25/35	CHF	50,000,000.00
			CHF TOTAL		100,000,000.00

2143_GMTN1830_00_2	2-Jul-25	2-Jul-26	20% EGP FIXED RATE DUAL CURRENCY NOTE 25/26	EGP	1,500,000,000.00
2153_GMTN1840_00_2	28-Jul-25	28-Jul-26	18.5% EGP FIXED RATE DUAL CURRENCY NOTE 25/26	EGP	600,000,000.00
2165_GMTN1852_00_2	27-Aug-25	27-Aug-26	21.25% EGP FIXED RATE DUAL CURRENCY NOTE 25/26	EGP	1,250,000,000.00
2187_GMTN1875_00_2	17-Sep-25	17-Sep-26	20.5% EGP FIXED RATE DUAL CURRENCY NOTE 25/26	EGP	750,000,000.00
			EGP TOTAL		4,100,000,000.00

2151_GMTN1838_00_1	11-Jul-25	11-Jul-28	2.15% EUR FIXED RATE NOTE 25/28	EUR	1,000,000,000.00
2161_GMTN1849_00_2	15-Aug-25	15-Aug-75	EUR ZERO COUPON/ CALLABLE 25/75	EUR	25,000,000.00
			EUR TOTAL		1,025,000,000.00

2170_GMTN1857_00_1	27-Aug-25	22-Oct-30	4.125% GBP FIXED RATE NOTE 25/30	GBP	800,000,000.00
			GBP TOTAL		800,000,000.00

2178_GMTN1861_00_2	2-Sep-25	15-Apr-28	8.4% GEL FIXED RATE DUAL CURRENCY NOTE 25/28	GEL	50,500,000.00
			GEL TOTAL		50,500,000.00

2145_GMTN1832_00_2	7-Jul-25	7-Jul-27	2.643% HKD FIXED RATE NOTE 25/27	HKD	580,000,000.00
2154_GMTN1841_00_2	23-Jul-25	23-Jul-30	2.82% HKD FIXED RATE NOTE 25/30	HKD	940,000,000.00
2156_GMTN1843_00_2	28-Jul-25	28-Jul-26	2.37% HKD FIXED RATE NOTE 25/26	HKD	100,000,000.00
2166_GMTN1853_00_2	27-Aug-25	27-Aug-30	2.78% HKD FIXED RATE NOTE 25/30	HKD	200,000,000.00
2183_GMTN1871_00_2	11-Sep-25	11-Sep-30	2.995% HKD FIXED RATE NOTE 25/30	HKD	1,620,000,000.00
2185_GMTN1873_00_2	12-Sep-25	12-Sep-28	2.6% HKD FIXED RATE NOTE 25/28	HKD	780,000,000.00
2186_GMTN1874_00_2	12-Sep-25	12-Sep-28	2.61% HKD FIXED RATE NOTE 25/28	HKD	780,000,000.00
2191_GMTN1878_00_2	12-Sep-25	18-Sep-30	2.805% HKD FIXED RATE NOTE 25/30	HKD	800,000,000.00
			HKD TOTAL		5,800,000,000.00

2012_GMTN1703_01_2	30-Sep-25	23-Jan-30	5.75% HUF FIXED RATE NOTE 25/30	HUF	3,500,000,000.00
2147_GMTN1833_00_2	2-Jul-25	2-Jul-35	HUF ZERO COUPON CALLABLE NOTES STEP-DOWN (AMORT YIELD) 25/35	HUF	9,000,000,000.00
2150_GMTN1837_00_2	15-Jul-25	15-Jul-32	5.75% HUF FIXED RATE NOTE 25/32	HUF	3,500,000,000.00
			HUF TOTAL		16,000,000,000.00

2162_GMTN1847_00_1	14-Aug-25	17-Sep-28	17% KZT FIXED RATE NOTE 25/28	KZT	23,533,572,000.00
2190_GMTN1868_00_1	8-Sep-25	23-May-29	KZT FLOATING RATE NOTES AMORTIZING 25/29	KZT	24,897,670,000.00
			KZT TOTAL		48,431,242,000.00

2159_GMTN1846_00_2	5-Aug-25	5-Aug-28	10.3% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 25/28	MNT	30,000,000,000.00
2179_GMTN1858_00_2	2-Sep-25	4-Sep-28	10.3% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 25/28	MNT	35,700,000,000.00
			MNT TOTAL		65,700,000,000.00

2160_GMTN1848_00_2	18-Aug-25	18-Aug-27	8.1% MXN FIXED RATE NOTE 25/27	MXN	200,000,000.00
			MXN TOTAL		200,000,000.00

2120_GMTN1807_01_2	29-Jul-25	15-May-26	22% NGN FIXED RATE DUAL CURRENCY NOTE 25/26	NGN	25,000,000,000.00
2164_GMTN1851_00_2	27-Aug-25	27-Aug-26	20.75% NGN FIXED RATE DUAL CURRENCY NOTE 25/26	NGN	35,000,000,000.00
			NGN TOTAL		60,000,000,000.00

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT

2130_GMTN1817_01_2	13-Aug-25	30-May-28	4.5% PEN FIXED RATE DUAL CURRENCY NOTE 25/28	PEN	40,000,000.00
2195_GMTN1882_00_2	24-Sep-25	24-Sep-31	5% PEN FIXED RATE DUAL CURRENCY NOTE 25/31	PEN	175,000,000.00
			PEN TOTAL		215,000,000.00

2189_GMTN1877_00_1	11-Sep-25	29-Apr-35	5.25% PHP FIXED RATE DUAL CURRENCY NOTE 25/35	PHP	5,750,000,000.00
			PHP TOTAL		5,750,000,000.00

2148_GMTN1835_00_2	9-Jul-25	9-Jul-26	37.5% TRY FIXED RATE NOTE 25/26	TRY	2,000,000,000.00
2182_GMTN1870_00_2	10-Sep-25	23-Mar-27	35% TRY FIXED RATE NOTE 25/27	TRY	1,500,000,000.00
			TRY TOTAL		3,500,000,000.00

2152_GMTN1839_00_2	22-Jul-25	22-Jul-45	USD ZERO COUPON/ CALLABLE 25/45	USD	20,000,000.00
2155_GMTN1842_00_2	28-Jul-25	28-Jul-45	USD ZERO COUPON/ CALLABLE 25/45	USD	40,000,000.00
2157_GMTN1845_00_2	29-Jul-25	29-Jul-35	4.925% USD FIXED RATE CALLABLE NOTES 25/35	USD	50,000,000.00
2158_GMTN1844_00_2	29-Jul-25	29-Jul-35	4.94% USD FIXED RATE CALLABLE NOTES 25/35	USD	50,000,000.00
2163_GMTN1850_00_2	27-Aug-25	27-Aug-35	4.7% USD FIXED RATE CALLABLE NOTES 25/35	USD	100,000,000.00
2167_GMTN1855_00_2	4-Sep-25	4-Sep-35	4.58% USD FIXED RATE CALLABLE NOTES 25/35	USD	100,000,000.00
2168_GMTN1854_00_2	28-Aug-25	28-Aug-40	4.94% USD FIXED RATE CALLABLE NOTES 25/40	USD	30,000,000.00
2169_GMTN1856_00_2	2-Sep-25	2-Sep-35	4.56% USD FIXED RATE CALLABLE NOTES 25/35	USD	50,000,000.00
2171_GMTN1859_00_2	4-Sep-25	4-Sep-35	4.62% USD FIXED RATE CALLABLE NOTES 25/35	USD	30,000,000.00
2172_GMTN1860_00_1	28-Aug-25	28-Aug-30	3.75% USD FIXED RATE/GLOBAL 25/30	USD	3,000,000,000.00
2173_GMTN1862_00_2	5-Sep-25	5-Sep-35	4.53% USD FIXED RATE CALLABLE NOTES 25/35	USD	60,000,000.00
2174_GMTN1863_00_2	8-Sep-25	8-Sep-35	4.51% USD FIXED RATE CALLABLE NOTES 25/35	USD	50,000,000.00
2175_GMTN1864_00_2	8-Sep-25	8-Sep-35	4.5% USD FIXED RATE CALLABLE NOTES 25/35	USD	20,000,000.00
2176_GMTN1867_00_2	9-Sep-25	9-Sep-35	4.55% USD FIXED RATE CALLABLE NOTES 25/35	USD	50,000,000.00
2177_GMTN1865_00_2	8-Sep-25	8-Sep-35	4.68% USD FIXED RATE CALLABLE NOTES 25/35	USD	30,000,000.00
2180_GMTN1866_00_2	9-Sep-25	9-Sep-35	4.54% USD FIXED RATE CALLABLE NOTES 25/35	USD	30,000,000.00
2181_GMTN1869_00_2	10-Sep-25	10-Sep-40	4.94% USD FIXED RATE CALLABLE NOTES 25/40	USD	50,000,000.00
2184_GMTN1872_00_2	11-Sep-25	11-Sep-30	4.009% USD FIXED RATE CALLABLE NOTES 25/30	USD	20,000,000.00
2188_GMTN1876_00_2	16-Sep-25	16-Sep-40	4.9% USD FIXED RATE CALLABLE NOTES 25/40	USD	20,000,000.00
2192_GMTN1879_00_2	18-Sep-25	18-Sep-55	5.15% USD FIXED RATE CALLABLE NOTES 25/55	USD	20,000,000.00
2193_GMTN1880_00_2	23-Sep-25	23-Sep-40	4.64% USD FIXED RATE CALLABLE NOTES 25/40	USD	50,000,000.00
2194_GMTN1881_00_2	23-Sep-25	23-Sep-40	4.68% USD FIXED RATE CALLABLE NOTES 25/40	USD	80,000,000.00
			USD TOTAL		3,950,000,000.00

2149_GMTN1836_00_2	10-Jul-25	10-Jul-40	ZAR ZERO COUPON/ CALLABLE 25/40	ZAR	6,000,000,000.00
			ZAR TOTAL		6,000,000,000.00

ASIAN DEVELOPMENT BANK TREASURY DEPARTMENT FUNDING DIVISION
APPENDIX B
SUMMARY OF REDEMPTIONS
FOR THE THIRD QUARTER 2025

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION		EARLY REDEMPTION	FINAL REDEMPTION
AZN
AZN 1768_GMTN1467_00_1		31-Jul-25	31-Jul-25	6% AZN FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 23/25		0.00		8,359,000.00
AZN 1887_GMTN1578_00_1		5-Feb-27	5-Aug-25	6.5% AZN FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 24/27		4,875,000.00	[a]	0.00
					AZN - TOTAL	4,875,000.00		8,359,000.00
CAD
CAD 1717_GMTN1417_00_1		12-Sep-25	12-Sep-25	3.8% CAD FIXED RATE NOTE 22/25		0.00		700,000,000.00
					CAD - TOTAL	0.00		700,000,000.00

CLP
CLP 1704_GMTN1406_00_2		1-Aug-25	1-Aug-25	7% CLP FIXED RATE DUAL CURRENCY NOTE 23/25		0.00		25,000,000,000.00
CLP 1704_GMTN1406_01_2		1-Aug-25	1-Aug-25	7% CLP FIXED RATE DUAL CURRENCY NOTE 23/25		0.00		9,000,000,000.00
					CLP - TOTAL	0.00		34,000,000,000.00

CNY
CNY 1724_GMTN1424_00_2		26-Sep-25	26-Sep-25	2.785% CNY FIXED RATE NOTE 22/25		0.00		300,000,000.00
					CNY - TOTAL	0.00		300,000,000.00
COP
COP 1723_GMTN1423_00_2		1-Aug-25	1-Aug-25	11.5% COP FIXED RATE DUAL CURRENCY NOTE 22/25		0.00		100,000,000,000.00
COP 1723_GMTN1423_01_2		1-Aug-25	1-Aug-25	11.5% COP FIXED RATE DUAL CURRENCY NOTE 22/25		0.00		100,000,000,000.00
					COP - TOTAL	0.00		200,000,000,000.00

EGP
EGP 1934_GMTN1624_00_2		14-Aug-25	14-Aug-25	17% EGP FIXED RATE DUAL CURRENCY NOTE 24/25		0.00		500,000,000.00
					EGP - TOTAL	0.00		500,000,000.00

EUR
EUR 1275_GMTN1000_00_1		16-Jul-25	16-Jul-25	0.35% EUR FIXED RATE NOTE 18/25		0.00		600,000,000.00
					EUR - TOTAL	0.00		600,000,000.00

GEL
GEL 1905_NMTN_00		26-Feb-29	26-Aug-25	GEL FLOATING RATE NOTES AMORTIZING 24/29		4,062,500.00	[a]	0.00
GEL 1856_NMTN_00		18-Sep-28	16-Sep-25	GEL FLOATING RATE NOTES AMORTIZING 23/28		37,135,670.00	[a]	0.00
					GEL - TOTAL	41,198,170.00		0.00
GBP
GBP 1842_GMTN1535_00_1		15-Aug-25	15-Aug-25	6.125% GBP FIXED RATE NOTE 23/25		0.00		1,000,000,000.00
					GBP - TOTAL	0.00		1,000,000,000.00
GHS
GHS 1725_GMTN1426_00_2		29-Sep-25	29-Sep-25	25% GHS FIXED RATE DUAL CURRENCY NOTE 22/25		0.00		100,000,000.00
					GHS- TOTAL	0.00		100,000,000.00
HKD
HKD 1598_GMTN1308_00_2		16-Jul-25	16-Jul-25	0.61% HKD FIXED RATE NOTE 21/25		0.00		150,000,000.00
HKD 1712_GMTN1412_00_2		1-Sep-25	1-Sep-25	3.145% HKD FIXED RATE NOTE 22/25		0.00		250,000,000.00
HKD 1845_GMTN1538_00_2		28-Jul-25	28-Jul-25	4.17% HKD FIXED RATE NOTE 23/25		0.00		200,000,000.00
HKD 1851_GMTN1544_00_2		24-Aug-25	24-Aug-25	4.395% HKD FIXED RATE NOTE 23/25		0.00		300,000,000.00
HKD 1957_GMTN1647_00_2		18-Jul-25	18-Jul-25	4.055% HKD FIXED RATE NOTE 24/25		0.00		100,000,000.00
					HKD - TOTAL	0.00		1,000,000,000.00
HUF
HUF 1702_GMTN1403_00_2		21-Jul-25	21-Jul-25	9.5% HUF FIXED RATE NOTE 22/25		0.00		25,000,000,000.00
					HUF - TOTAL	0.00		25,000,000,000.00

KZT
KZT 1708_GMTN1405_00_01		12-Aug-25	12-Aug-25	14.15% KZT FIXED RATE / AMORTIZING NOTES 22/25		0.00		6,479,250,000.00
KZT 2031_GMTN1693_00_1		21-Jan-27	22-Jul-25	13.94% KZT FIXED RATE / AMORTIZING NOTES 25/27		228,801,000.00	[a]	0.00
KZT 1533_GMTN1232_00_1		17-Mar-26	17-Sep-25	9.95% KZT FIXED RATE / AMORTIZING NOTES 21/26		301,262,637.39	[a]	0.00
KZT 1587_GMTN1291_00_1		18-Sep-29	17-Sep-25	10.45% KZT FIXED RATE / AMORTIZING NOTES 21/29		444,891,000.00	[a]	0.00
KZT 2078_GMTN1754_00_1		18-Mar-30	18-Sep-25	15.35% KZT FIXED RATE / AMORTIZING NOTES 25/30		599,282,000.00	[a]	0.00
					KZT - TOTAL	1,574,236,637.39		6,479,250,000.00
MNT
MNT 1847_GMTN1540_00_1		5-Aug-25	5-Aug-25	11.25% MNT FIXED RATE DUAL CURRENCY NOTE 23/25		0.00		35,000,000,000.00
MNT 1848_GMTN1541_00_1		18-Jul-25	18-Jul-25	11.25% MNT FIXED RATE DUAL CURRENCY/AMORTIZING NOTES 23/26		2,274,200,000.00	[a]	0.00
					MNT - TOTAL	2,274,200,000.00		35,000,000,000.00

MXN
MXN 1836_GMTN1531_00_2		14-Jul-25	14-Jul-25	8.83% MXN FIXED RATE NOTE 23/25		0.00		35,000,000.00
					MXN - TOTAL	0.00		35,000,000.00

NZD
NZD 1446_NZDM0011_00_1		11-Sep-25	11-Sep-25	0.375% NZD FIXED RATE NOTE 20/25		0.00		325,000,000.00
NZD 1707_NZDM0017_00_1		18-Aug-25	18-Aug-25	3.75% NZD FIXED RATE NOTE 22/25		0.00		450,000,000.00
					NZD - TOTAL	0.00		450,000,000.00

PLN
PLN 1436_GMTN1154_00_2		17-Aug-25	17-Aug-25	0.43% PLN FIXED RATE NOTE 20/25		0.00		19,000,000.00
PLN 1970_GMTN1660_00_2		9-Sep-25	9-Sep-25	5.25% PLN FIXED RATE NOTE 24/25		0.00		200,000,000.00
PLN 1973_GMTN1663_00_2		12-Sep-25	12-Sep-25	5.55% PLN FIXED RATE NOTE 24/25		0.00		655,000,000.00
					PLN - TOTAL	0.00		874,000,000.00

TRY
TRY 1894_GMTN1585_00_2		12-Aug-25	12-Aug-25	40% TRY FIXED RATE NOTE 24/25		0.00		2,000,000,000.00
					TRY - TOTAL	0.00		2,000,000,000.00

USD
USD 1444_GMTN1161_00_1		3-Sep-25	3-Sep-25	0.375% USD FIXED RATE/GLOBAL 20/25		0.00		3,000,000,000.00
USD 1975_GMTN1665_00_2		19-Sep-25	19-Sep-25	3.844% USD FIXED RATE NOTE 24/25		0.00		10,000,000.00
					USD - TOTAL	0.00		3,010,000,000.00

ZAR
ZAR 1357_GMTN1078_00_2		1-Aug-25	1-Aug-25	ZAR ZERO COUPON/ CALLABLE 19/29		3,600,000,000.00	b	0.00
					ZAR - TOTAL	3,600,000,000.00		0.00

[a]	Amortized notional on indicated Redemption Date
[b]	Fully redeemed on indicated Redemption Date